

April 23, 2014

Via E-Mail
Mr. Roderick Day
Chief Financial Officer
Iron Mountain, Inc.
One Federal Street
Boston, MA 02110

      Re: Iron Mountain, Inc.
             Form 10-K for the Year Ended December 31, 2013
             Filed February 28, 2014
             File No. 1-13045

Dear Mr. Day:

      We have reviewed your letter dated April 9, 2014, in response to the Staff's letter dated March 31, 2014 and have the following additional comment. Please revise your disclosure in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Note 5. Selected Consolidated Financial Statements of Parent, Guarantors, Canada Company and Non-Guarantors, page 107</u>

1. We note your response to our prior comment number 2 in which you indicate that as a result of the amalgamation of certain subsidiaries of Iron Mountain Canada Operations ULC ("Canada Company") and the subsequent contribution of certain assets and liabilities by Canada Company into two newly-formed wholly owned subsidiaries that occurred in July 2013, the Company recast the prior period financial information within Note 5 to conform to the presentation as of December 31, 2013. However, we do not believe that your response was fully responsive to our prior comment. As requested in our prior comment, please tell us and revise the notes to your financial statements to explain how the July 2013 transactions and the related revisions made to the condensed consolidating information for the parent guarantors, Canada company and the non-guarantors, impacted the amounts presented for Canada Company and the non-Guarantors in 2011 and 2012.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief